UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
August 22, 2011

ORDER GRANTING CONFIDENTIAL TREATMENT
UNDER THE SECURITIES EXCHANGE ACT OF 1934

Motorcar Parts of America, Inc.

File No. 001-33861 - CF#26981

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Motorcar Parts of America, Inc. submitted an application under Rule 24b-2 requesting confidential treatment for information it excluded from the Exhibits to a Form 8-K filed on June 16, 2011.

Based on representations by Motorcar Parts of America, Inc. that this information qualifies as confidential commercial or financial information under the Freedom of Information Act, 5 U.S.C. 552(b)(4), the Division of Corporation Finance has determined not to publicly disclose it. Accordingly, excluded information from the following exhibit(s) will not be released to the public for the time period(s) specified:

Exhibit 10.1	through June 16, 2016
Exhibit 10.2	through March 31, 2014
Exhibit 10.3	through March 31, 2014

For the Commission, by the Division of Corporation Finance, pursuant to delegated authority:

Christian Windsor
Special Counsel